FRACTIONAL INTEREST DISCOUNT DERIVATION AND MARKET COMPARABLE TRANSACTIONS

PARTNERSHIP NAME:                Decade Monthly Income & Appreciation Fund
NET ASSET VALUE PER UNIT:                       $859

I.    FRACTIONAL INTEREST DISCOUNT DERIVATION

Factor                Rating       Adjustment       Notes:
Lack of                 5            (30.00%)       Illiquid public partnership which
Marketability &                                     seldom trades on the secondary
Control                                             market.
Asset Type and          3               0.00%       Neutral.
Quality
Management              4             (7.50%)       High ongoing general administrative
Issues                                              costs and fees relative to asset
                                                    base.
Goodwill                3               0.00%       Neutral.
Market                  4             (1.25%)       Small market capitalization deters
Capitalization                                      buyside interest.
Cash Flow/              4             (2.50%)       Distributions suspended.  High
Distributions                                       general administrative costs reduce
                                                    cash flow available for
                                                    distribution.
Portfolio               4             (2.50%)       Single asset risk.  Mitigated
Diversification                                     somewhat by absence of leverage.
Liquidation             4             (2.50%)       General Partner economic incentives
Time Horizon                                        do not favor a liquidation.  GP may
                                                    seek LP approval to acquire
                                                    additional property, extending LP
                                                    holding period.
Recent                  5             (5.00%)       1995 operations weakened
Historical                                          considerably.  Property vacancy
Performance                                         increased considerable due to
                                                    heightened competition.
Analytical              3               0.00%       Neutral.
Complexity
Financial               3               0.00%       Absence of mortgage debt reduces
Leverage                                            risk to equity.
                                     (51.25%)
                  Total Discount

                                         $419
FAIR MARKET
VALUE PER UNIT:
DISTRIBUTION                               0%
YIELD:




     Ratings Key:   0 = No Basis for Rate
                    1 = Strong Relative Strength
                    2 = Modest Relative Strength
                    3 = Neutral Case
                    4 = Modest Relative Weakness
                    5 = Strong Relative Weakness


II.    MARKET COMPARABLE TRANSACTIONS

According to The Partnership Spectrum, an industry publication that tracks partnership secondary transactions, 1 trade involving 2 units in the Partnership occurred in the 2 month period ended September 30, 1994.
This trade occurred at a price of $230 per limited partnership unit.
This was the last transaction reported by the publication.

No other transactions were recently reported.